Exhibit 99(13)(a)
To help you determine which asset allocation model corresponds to your risk profile, use this scoring system based on your responses to the National Security risk tolerance questionnaire.
Like the questionnaire itself, the scoring system is divided into two distinct sections:
1.	Time horizon score

2.	Risk tolerance score
Each section is scored separately. Use both scores to choose a model.
Asset allocation does not assure a profit and does not protect against a loss in declining markets.
Time Horizon Score
The time horizon portion of the scoring is taken from questions 1 and 2. The scores on these questions help determine the time horizon level. The time horizon level is used to assign various time horizon factors.
The table below shows the point value of each answer choice in the time horizon section:

	Question:	1	2
Response A		1	0
Response B		3	2
Response C		6	4
Response D		9	5
Response E		11	6
TIME HORIZON SCORE
The scores from both time horizon questions are added together, and the total score falls into one of the following time horizon ranges.
Each investor is assigned a time horizon level. In this project, the time horizon levels are:
▪	Time horizon score between 1 and 2

▪	Time horizon score between 3 and 5

▪	Time horizon score between 6 and 7

▪	Time horizon score between 8 and 10

▪	Time horizon score of 11 or more
Each time horizon level gives the investor access to certain models and restricts the investor’s access to others. Investors who score into the shorter time horizon levels are not given access to the more aggressive models. This is consistent with the belief that individuals with shorter-term horizons should hold more conservative investments.
A more detailed description of the scoring process follows. The scoring grid provides a summary of the calculations that follow.
Risk Tolerance Score
The risk tolerance portion of the scoring is taken from questions 3 through 9. A point value corresponds to each response to help quantify the risks involved in investing. The highest points are awarded to the most aggressive answer choice. The risk tolerance score ranges from zero (most conservative) to 100 (most aggressive).
The points assigned to each risk tolerance question are as follows:

	Question:	3	4	5	6	7	8	9
Response A		0	0	0	0	0	0	0
Response B		4	5	6	4	4	6	4
Response C		7	10	12	9	7	12	7
Response D		11	13	0	15	11	0	11
Response E		16	0	0	0	16	0	16
RISK TOLERANCE SCORE

NOT A DEPOSIT	NOT FDIC INSURED	NOT GUARANTEED BY ANY BANK
NOT INSURED BY ANY GOVERNMENT AGENCY		MAY LOSE VALUE

CONTINUED ON BACK

Final Model Recommendation
This scoring grid facilitates the final model recommendation. To use the scoring grid, find the time horizon level on the top (horizontal) axis and the risk tolerance score on the left (vertical) axis. The intersection of these two points is the recommended model.
Please refer to the Portfolio Descriptions and the fund prospectus for more information about the specific portfolios.

Risk Tolerance	Time Horizon Level
Score	1-2	3-5	6-7	8-10	11+
0-13	1	1	1	1	1
14-35	1	2	2	2	2
36-56	1	2	3	3	3
57-82	1	2	3	4	4
83-100	1	2	3	4	5

Model 1:	Conservative
Model 2:	Moderately
Conservative
Model 3:	Balanced
Model 4:	Moderately
Aggressive
Model 5:	Aggressive

PRINT CLIENT NAME	REGISTERED REPRESENTATIVE SIGNATURE

SIGNATURE	DATE
Variable annuities are sold by prospectuses, which contain more complete information including fees, contingent deferred sales charges and other costs that may apply.
Contact your registered representative or visit www.nslac.com to obtain current prospectuses. Please read the product and fund prospectuses carefully before you invest or send money. Investors should consider the investment objectives, strategies, risk factors, charges and expenses of the underlying variable portfolios carefully before investing. The fund prospectus contains this and other information about the underlying variable portfolios.
Early withdrawals or surrenders may be subject to surrender charges (contingent deferred sales charges). Withdrawals may also be subject to ordinary income tax and, if taken prior to age 59 1/2, a 10 percent federal tax penalty may apply. For tax purposes only, withdrawals will come first from any gain in the contract. Federal and state tax laws in this area are complex and subject to change. Consult your personal tax adviser on all tax matters. Withdrawals may reduce the death benefit, cash surrender value and any living benefit amount. Guarantees based upon the claims-paying ability of The National Security Life and Annuity Company. Guarantees do not apply to the investment performance or account value of the underlying variable portfolios.
Variable annuities are long-term investment vehicles designed to accumulate money on a tax-deferred basis for retirement purposes. Upon retirement, variable annuities may pay out an income stream of a series of payments or a lump sum. If you die during the accumulation or payout phase, your beneficiary may be eligible to receive any remaining contract value.
There is no additional tax-deferral benefit for contracts purchased in an Individual Retirement Account (IRA) or other tax-qualified plan because these are already afforded tax-deferred status. An annuity should only be purchased in an IRA or qualified plan if you value some of the other features of the annuity and are willing to incur any additional costs associated with the annuity.

* Used with permission. © 2007 Wilshire Associates Incorporated
Wilshire is not acting as an investment adviser with respect to the use of the Investor Risk Profile Questionnaire and Scoring System, and the information contained therein is not intended to be legal, accounting, tax, investment or other professional advice. Neither past performance nor asset allocation suggestions are a guarantee of future results.
Issued by:
National Security Life and Annuity Company
100 Court Street
Binghamton, NY 13901
www.nslac.com
Administrative Office:
Post Office Box 5363
Cincinnati, OH 45201
877.446.6060
Distributed by:
Ohio National Equities, Inc.
Member NASD/SIPC
One Financial Way
Cincinnati, OH 45242
513.794.6100
Form 7209-NSLAC 2-07